June 17, 2025

Ms. Kristin Baldwin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	The LGL Group, Inc. (the "Company")
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-249639
Filed June 5, 2025
CIK No. 0001820190

Dear Ms. Baldwin:

On behalf of our client, The LGL Group, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated June 13, 2025 (the “Comment Letter”), with respect to the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-249639), declared effective November 9, 2020 (the “Registration Statement”), as filed with the Commission on June 5, 2025 (“Post-Effective Amendment No. 1”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Post-Effective Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Post-Effective Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025

Cover Page

1.

We note that you are seeking to post-effectively amend your registration statement that was originally declared effective on October 23, 2020. During the time period since effectiveness, approximately four years and 5 months have elapsed without an update to your registration statement under Section 10(a)(3) as required by the undertakings you provided in Item 512(a)(1) of Regulation S-K. Please explain (i) how you believe the offering is consistent with the principles in Securities Act Rule 415(a)(2), which sets forth a two-year limitation on the amount of securities that may be offered and sold in a continuous offering under Rule 415(a)(1(ix) and (ii) whether you have been conducting offers and sales during the time period during which the financial statements had not been updated under Section 10(a)(3).

Response: The Company respectfully directs the Staff’s attention to General Instruction VII of Form S-1 which provides that a registrant may elect to incorporate by reference information filed prior and subsequent to the effectiveness of the registration statement in accordance with Item 12 if it meets the eligibility requirements set forth in the instruction. The Company previously met and continues to meet the requirements of the instruction. Item 12(b) of Form S-1 allows a smaller reporting company to forward incorporate to information filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering. At time of effectiveness of the original Registration Statement, the Company was, and subsequently through the date hereof, it remains a smaller reporting company (as indicated in its periodic reports filed since then). Please refer to the disclosure made under the caption “Incorporation By Reference” set forth within the Prospectus included as part of the original Registration Statement and Post-Effective Amendment No. 1. We respectfully submit that the disclosure satisfies the requirements of General Instruction VII and Item 12(b) of Form S-1 to allow for forward incorporation. We note that the Company’s Annual Reports on Form 10-K filed subsequent to the effectiveness of the original Registration Statement contain the required consent of the Company’s certifying audit firm to the inclusion of the audit firm’s audit report within the Registration Statement. In view of the foregoing future incorporation, we respectfully submit that the Registration Statement has been updated for purposes of Section 10(a)(3) of the Securities Act. Paragraph B of S-K Item 512 specifically provides that the undertakings contained in paragraphs (a)(1)(i), (ii), and (iii) of S-K Item 512 do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

June 17, 2025

We respectfully advise the Staff that the continuous offering registered pursuant to the Registration Statement has been and will continue to be made pursuant to Rule 415(a)(1)(iii) which permits offerings on a continuous basis of “[s]ecurities which are to be issued upon the exercise of outstanding options, warrants or rights and sale of securities.” By its terms, the two-year limitation referred to in Rule 415(a)(2) applies to “[s]ecurities in paragraphs (a)(1)(viii) and (ix) of [Rule 415] that are not registered on Form S-3 or Form F-3 . . . , or on Form N-2 . . . pursuant to General Instruction A.2 of that form . . . .” Thus, the two-year limitation does not apply to the continuous offering made pursuant to the Registration Statement.

Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Michael L. Zuppone
Michael L. Zuppone
Paul Hastings LLP

cc:	Patrick Huvane, Executive Vice President - Business Development, The LGL Group, Inc.